Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-261023

BLACKROCK MUNICIPAL INCOME TRUST II

Supplement dated November 14, 2023 to the Prospectus, dated November 12, 2021,

as supplemented to date

This supplement amends certain information in the Prospectus dated November 12, 2021, as supplemented to date, of BlackRock Municipal Income Trust II (the “Trust”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Trust’s Prospectus:

The section of the Prospectus entitled “Prospectus Summary—Distributions” is deleted in its entirety and replaced with the following:

Distributions

The Trust intends to make regular monthly cash distributions of all or a portion of its net investment income, after payment of dividends on the Trust’s VMTP Shares outstanding, to holders of the Trust’s common shares (stated in terms of a fixed cents per common share dividend distribution rate). In addition, in any monthly period, in order to maintain its declared distribution amount, the Trust may pay out more or less than the entire amount of net investment income earned in any particular month. In the event the Trust distributes more than its net investment income during any yearly period, such distributions may also come from sources other than net income, including a return of capital. Net capital gains, if any, will be distributed at least annually to holders of the Trust’s common shares. The Trust’s net investment income consists of all interest income accrued on portfolio assets less all expenses of the Trust. The Trust is required to allocate net capital gains and other taxable income, if any, received by the Trust among its shareholders on a pro rata basis in the year for which such capital gains and other income is realized.

A return of capital distribution may involve a return of the shareholder’s original investment. Though not currently taxable, such a distribution may lower a shareholder’s basis in the Trust, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Trust shares, even if sold at a loss to the shareholder’s original investment. Shareholders should not draw any conclusions about the Trust’s investment performance from the amount of the Trust’s distributions.

Various factors will affect the level of the Trust’s net investment income, such as its asset mix, portfolio turnover, performance of its investments, level of retained earnings, the amount of leverage utilized by the Trust and the effects thereof, the costs of such leverage, the movement of interest rates for municipal bonds and general market conditions. To permit the Trust to maintain more stable monthly distributions and to the extent consistent with the distribution requirements imposed on regulated investment companies by the Internal Revenue Code of 1986, as amended (the “Code”), the Trust may from time to time distribute more or less than the entire amount earned in a particular period. Undistributed earnings will increase the Trust’s NAV and, correspondingly, distributions from undistributed earnings and from capital, if any, will reduce the NAV.

Shareholders will automatically have all dividends and distributions reinvested in common shares of the Trust in accordance with the Trust’s dividend reinvestment plan, unless an election is made to receive cash by contacting the Reinvestment Plan Agent (as defined herein), at (800) 699-1236. See “Dividend Reinvestment Plan.”

The Trust reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to common shareholders. See “Distributions.”

The section of the Prospectus entitled “Distributions” is deleted in its entirety and replaced with the following:

The Trust intends to make regular monthly cash distributions of all or a portion of its net investment income, after payment of dividends on the Trust’s VMTP Shares outstanding, to holders of the Trust’s common shares (stated in terms of a fixed cents per common share dividend distribution rate). In addition, in any monthly period, in order to maintain its declared distribution amount, the Trust may pay out more or less than the entire amount of net investment income earned in any particular month. In the event the Trust distributes more than its net investment income during any yearly period, such distributions may also come from sources other than net income, including a return of capital. Net capital gains, if any, will be distributed at least annually to holders of the Trust’s common shares. The Trust’s net investment income consists of all interest income accrued on portfolio assets less all expenses of the Trust. The Trust is required to allocate net capital gains and other taxable income, if any, received by the Trust among its shareholders on a pro rata basis in the year for which such capital gains and other income is realized.

A return of capital distribution may involve a return of the shareholder’s original investment. Though not currently taxable, such a distribution may lower a shareholder’s basis in the Trust, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Trust shares, even if sold at a loss to the shareholder’s original investment. Shareholders should not draw any conclusions about the Trust’s investment performance from the amount of the Trust’s distributions.

The tax treatment and characterization of the Trust’s distributions may vary significantly from time to time because of the varied nature of the Trust’s investments. The ultimate tax characterization of the Trust’s distributions made in a fiscal year cannot finally be determined until after the end of that fiscal year. As a result, there is a possibility that the Trust may make total distributions during a fiscal year in an amount that exceeds the Trust’s earnings and profits for U.S. federal income tax purposes. In such situations, the amount by which the Trust’s total distributions exceed earnings and profits would generally be treated as a return of capital reducing the amount of a shareholder’s tax basis in such shareholder’s shares, with any amounts exceeding such basis treated as gain from the sale of shares.

Various factors will affect the level of the Trust’s net investment income, such as its asset mix, portfolio turnover, performance of its investments, level of retained earnings, the amount of leverage utilized by the Trust and the effects thereof, the costs of such leverage, the movement of interest rates for municipal bonds and general market conditions. To permit the Trust to maintain more stable monthly distributions and to the extent consistent with the distribution requirements imposed on regulated investment companies by the Code, the Trust may from time to time distribute more or less than the entire amount earned in a particular period. Undistributed earnings will increase the Trust’s NAV and, correspondingly, distributions from undistributed earnings and from capital, if any, will reduce the Trust’s NAV.

Shareholders will automatically have all dividends and distributions reinvested in common shares of the Trust in accordance with the Trust’s dividend reinvestment plan, unless an election is made to receive cash by contacting the Reinvestment Plan Agent (as defined herein), at (800) 699-1236. See “Dividend Reinvestment Plan.”

The Trust reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to common shareholders.

Investors should retain this supplement for future reference.

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